UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

268158201

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268158201	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 10,895,773 shares of Common Stock (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 10,895,773 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,895,773 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 7,733,411 shares of Common Stock, 3,756 shares of Series B Preferred Stock (as defined herein) and Warrants (as defined herein) to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 791,589 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 10,895,773 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 106,696,032 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the May 2020 Public Offering (as defined herein), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on May 22, 2020 and (ii) 2,370,773 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 268158201	13D	Page 3 of 6 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 7,733,411 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 791,589 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 10,895,773 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 106,696,032 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the May 2020 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on May 22, 2020 and (ii) 2,370,773 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

This Amendment No. 2 relates to the Common Stock of Dynavax Technologies Corporation and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 22, 2019, as amended by Amendment No. 1 filed on March 12, 2020 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On May 27, 2020, the Reporting Persons purchased an aggregate of 1,000,000 shares of Common Stock in an underwritten public offering (the “May 2020 Public Offering”) at a price per share of $5.00. BC LS purchased 907,145 of such shares for cash consideration of $4,535,725 and BCIP LS purchased 92,855 of such shares for cash consideration of $464,275. Each of the Reporting Persons used its own working capital to acquire such shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the dated hereof, (i) BC LS holds 7,733,411 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock and (ii) BCIP LS holds 791,589 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from converting or exercising, as applicable, shares of Series B Preferred Stock or Warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 10,895,773 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 106,696,032 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the May 2020 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on May 22, 2020 and (ii) 2,370,773 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

May 2020 Lock-up Agreement

In connection with the May 2020 Public Offering, Andrew Hack, M.D., Ph.D., entered into a lock-up agreement (the “May 2020 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the May 2020 Lock-up Agreement, Dr. Hack agreed not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock for 60 days after the date of the prospectus supplement relating to the May 2020 Public Offering without the prior consent of Cowen and Company, LLC and Evercore Group L.L.C., subject to certain exceptions.

References to and the description of the May 2020 Lock-up Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the May 2020 Lock-up Agreement, which is attached hereto as Exhibit F and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit F	Form of May 2020 Lock-up Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 22, 2020)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: May 28, 2020	Bain Capital Life Sciences Fund, L.P.

By:	Bain Capital Life Sciences Partners, LP
its general partner

By:	Bain Capital Life Sciences Investors, LLC
its general partner

By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Managing Director

BCIP Life Sciences Associates, LP

By:	Boylston Coinvestors, LLC
its general partner

By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Authorized Signatory